THE ADVISORS' INNER CIRCLE FUND II

                                SMARTGROWTH FUNDS

                     EXPENSE WAIVER REIMBURSEMENT AGREEMENT

         AGREEMENT made this 1st day of June, 2007 between The Advisors' Inner Circle Fund II, a Massachusetts business trust (the "Trust"), on behalf of the SmartGrowth ETF Lipper(R) Optimal Conservative Index Fund, the SmartGrowth ETF Lipper(R) Optimal Moderate Index Fund and the SmartGrowth ETF Lipper(R) Optimal Growth Index Fund Company Fund (each a "Fund," and collectively, the "Funds") and Hennion & Walsh Asset Management, Inc., a New Jersey corporation ("Hennion & Walsh").

         WHEREAS, Hennion & Walsh has entered into an investment advisory agreement with the Trust, dated June 7, 2007, pursuant to which Hennion & Walsh provides investment advisory services to the Funds, and for which it is compensated based on the average daily net assets of each Fund; and

         WHEREAS, Hennion & Walsh has, since the Funds' inception, agreed to voluntarily waive fees and/or reimburse expenses as necessary to prevent the total annual operating expense ratio of the Funds' Class A shares from exceeding 1.50%, excluding interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses and certain non-routine expenses (each an"Expense Limit"):

         WHEREAS, the Funds have previously agreed, subject to the approval by the Trust's Board of Trustees, to reimburse Hennion & Walsh for any of their prior fee waivers and/or expense reimbursements up to the Expense Limit during the three-year period following the Funds' commencement of operations on May 21, 2007;

         NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE WAIVERS AND REIMBURSEMENT. Hennion & Walsh agrees to reduce all or a portion of their fees and/or reimburse expenses of Class A shares of the Funds (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to maintain each Fund's Expense Limit. Hennion & Walsh's obligations pursuant to this paragraph are voluntary in nature and Hennion & Walsh reserves the right, at its sole discretion, to modify or eliminate each Expense Limit, subject to its provision of prior notice to the Trust's Board of Trustees.

2. DUTY OF FUNDS TO REIMBURSE FEES AND EXPENSES. Subject to approval by the Trust's Board of Trustees, the Funds agree to reimburse Hennion & Walsh any fees and/or expense reimbursements borne pursuant to paragraph 1 above, provided that
(i) a Fund is not obligated to reimburse any such fee waivers and/or expense reimbursements more than three years after the fee waiver and/or expense reimbursement was borne by Hennion & Walsh; and (ii) such reimbursement would not cause the total operating expenses of a Fund to exceed its Expense Limit. The Board of Trustees shall review quarterly any reimbursements paid to Hennion & Walsh with respect to the Funds in such quarter.


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3. DURATION. This Agreement shall remain in effect until terminated by either party upon written notice to the other.













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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of date first above written.

THE ADVISORS' INNER CIRCLE FUND II


/s/ James F. Volk
-----------------------
By: James F. Volk
Title: President


HENNION &WALSH ASSET MANAGEMENT, INC.


/s/ Debbie Williams
-----------------------
By: Debbie Williams
Title: CFO